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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 0)*

                        SpeechWorks International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84764M
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (6-00)

                               Page 1 of 6 pages
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----------------------                                      -----------------
  CUSIP NO. 84764M                   13G                    Page 2 of 6 Pages
----------------------                                      -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Phillips
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    1,582,431 (includes 28,750 shares of common stock
     NUMBER OF            subject to options held by Mr. Phillips that are
                          exercisable within 60 days of December 31, 2000)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    1,582,431 (includes 28,750 shares of common stock
     REPORTING            subject to options held by Mr. Phillips that are
                          exercisable within 60 days of December 31, 2000)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
     1,582,431 (includes 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2000)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.2%
     (based upon 30,219,317 shares outstanding as of December 29, 2000 plus 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                               Page 2 of 6 pages
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Item 1(a).  Name of Issuer:
            ---------------

SpeechWorks International, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

695 Atlantic Avenue, Boston, MA  02111

Item 2(a).  Name of Person Filing:
            ----------------------

Michael S. Phillips

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

c/o SpeechWorks International, Inc., 695 Atlantic Avenue, Boston, MA  02111

Item 2(c).  Citizenship:
            ------------

U.S.A.

Item 2(d).  Title of Class of Securities:
            -----------------------------

Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:
              -------------

84764M

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         --------------------------------------------------------------------
         (c), Check Whether the Person Filing is a:
         ------------------------------------------


     (a)   [ ]  Broker or dealer registered under Section 15 of the Exchange
                Act.

     (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
                Act.

     (d)   [ ]  Investment company registered under Section 8 of the Investment
                Company Act.

     (e)   [ ]  An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E).

     (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F).

                               Page 3 of 6 pages

     (g)   [ ]  A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G).

     (h)   [ ]  A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act.

     (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.          Ownership
                 ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     (a) Amount beneficially owned: 1,582,431 (includes 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2000)

     (b) Percent of class: 5.2% (based upon 30,219,317 shares outstanding as of December 29, 2000 plus 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2000)

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 1,582,431 (includes 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31,
                 2000)

          (ii)   shared power to vote or to direct the vote:  0

          (iii)  sole power to dispose or to direct the disposition of:
                 1,582,431 (includes 28,750 shares of common stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2000)

          (iv) shared power to dispose or to direct the disposition of:     0


Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                               Page 4 of 6 pages
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company
          --------------------------------------------------------

Not applicable.


Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

Not applicable.


Item 9.   Notice of Dissolution of Group
          ------------------------------

Not applicable.

Item 10.  Certification
          -------------

Not applicable.

                               Page 5 of 6 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 12, 2001             /s/ Michael S. Phillips
                                    ------------------------------
                                    Michael S. Phillips